UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                   FORM 12B - 25

                            NOTIFICATION OF LATE FILING

                                   (CHECK ONE):


     <checked-box> Form 10-KSB   <square> Form 20-F  <square> Form 11-K
               <square> Form 10-QSB        <square> Form N-SAR

           For Period Ended: December 31, 1997
           <square> Transition Report on Form 10-K
           <square> Transition Report on Form 20-F
           <square> Transition Report on Form 11-K
           <square> Transition Report on Form 10-Q
           <square> Transition Report on Form N-SAR
           For the Transition Period Ended: __________________________

PART I -- REGISTRANT INFORMATION

     DBS Industries, Inc.
Full Name of Registrant


Former Name if Applicable

     100 Shoreline Highway, Suite 190A
Address of Principal Executive Office (STREET AND NUMBER)

     Mill Valley, CA  94941
City, State and Zip Code

PART II -- RULES 12B - 25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate.)

<checked-box> (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort expense;

<checked-box> (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or a portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

<square>      (c) The accountant's statement or other exhibit required by
                  Rule 12b - 25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, transition report or a portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company's primary asset is its investment in E-SAT which is 20% owned by the Company and 80% owned by EchoStar. The books and records of E-SAT are maintained by EchoStar, and EchoStar is completing E-SAT's books and records necessary for E-SAT to complete its audit. More time is necessary for E-SAT to complete its process.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

DANIEL B. ENG                                          (916) 442-0400
(Name)                                        (Area Code and Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     <checked-box> Yes     <square> No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     <checked-box>    Yes  <square>    No

For the year ended December 31, 1997, the Company had a gain of approximately $3,148,000 compared to a loss of approximately $3,753,000 for the year ended December 31, 1996. During the year ended December 31, 1997, the Company recognized a gain of approximately $5,221,000 from the sale of its investment in EchoStar. The Company did not have a similar gain during the year ended December 31, 1996. In addition, the Company's loss from operations decreased from approximately $3,324,000 during fiscal 1996 to approximately $1,683,000 from fiscal 1997. The decrease was primarily attributed to a decrease in selling, general and administrative expenses due to the Company having less working capital during fiscal 1997.

      DBS INDUSTRIES, INC.
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            FRED THOMPSON
Date: March 30, 1998             By: _______________________________________
                                      Fred Thompson, CEO